SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  January, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CONFIRMS THAT IT IS
50% HEDGED FOR FIRST 3 QUARTERS OF FISCAL 2009/10

Ryanair Holdings Plc today (Wednesday, 7th January 2009) announced that it has recently extended its jet fuel hedging position to 50% of its requirements for the first 3 quarters of fiscal 2009/10. On November 3, 2008 Ryanair announced that it was 25% hedged for Q1 and Q2 of fiscal 2009/10 at an average cost of $770 per tonne (equivalent to approx. $70 pbl of crude). As a result of this recent increase in its hedging position, Ryanair’s average cost per tonne for the 50% hedged in fiscal 2009/10 is $700 (equivalent to approx. $64 pbl of crude). The average cost per tonne in the current year (fiscal 2008/09) was $1,220 (equivalent to approx. $110 pbl of crude) for the first 3 quarters. This increase in Ryanair’s jet fuel hedging position will deliver, on average, a 42% reduction in Ryanair’s hedged cost per tonne compared to the same period in fiscal 2008/09.

Commenting on Ryanair’s extended hedging position, CEO Michael O’Leary said:

“We have taken advantage of the recent fall in fuel prices to extend our hedging position and we now have 50% of our requirement for the first 3 Quarters of fiscal 2009/2010 at $700 per tonne (equivalent to approx. $64 pbl of crude). This will lock in a 42% reduction of our hedged fuel cost per passenger compared to fiscal 2008/09, and will enable Ryanair to continue to grow traffic and reduce fares, during these recessionary times, when most airlines are increasing them”.

ENDS.                    Wednesday, 7th January 2009

For further information            Howard Millar                       Pauline McAlester
please contact:                       Ryanair Holdings Plc               Murray Consultants
www.ryanair.com                    Tel: 353-1-8121212             Tel: 353-1-4980300

Note to Editors:

Fuel Hedging Position as at 08.01.09

		50% Hedged
	Act. 2007/08	2008/09%
	Cost Per Tonne	Cost Per Tonne	Reduction

Q1 ended 30 June.	$1,170	$720	+38%

Q2 ended 30 Sept.	$1,320	$730	+45%

Q3 ended 31 Dec.	$1,170	$660	+44%
	______	____	____
Average	$1,220	$700	+42%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  07 January, 2009

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director